Exhibit 99.37

Canopy Growth Corporation Reports First Quarter Fiscal 2018 Financial Results

New presentation of per gram costs discloses separate cultivation to harvest, post-harvest and shipping and fulfillment costs, cost per gram to point of harvest was $0.76 per gram, the fourth consecutive quarter when the cost to point of harvest was less than $1 per gram

Launch of Tweed Main Street ecommerce marketplace, offering consumer access to diverse range of products available from Company’s multiple brands and CraftGrow partners, positions Company to lead backbone of future cannabis market

Strong patient and healthcare practitioner response to encapsulated oil soft gel capsules validates investment required to bring to market; product demonstrates Company’s commitment to medical patients and to lead the development of value added cannabis-based products

SMITHS FALLS, ON, Aug. 14, 2017 /CNW/—Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or “the Company”) today released its consolidated financial results for the first quarter fiscal 2018, the period ended June 30, 2017. All financial information in this press release is reported in Canadian dollars, unless otherwise indicated.

First Quarter 2018 Highlights

•	First quarter revenue was $15.9 million, a 127% increase over the three month period ended June 30, 2016 when revenue totaled $7.0, and an 8% increase over fourth quarter of fiscal 2017 revenues of $14.7 million

•	Launching the Tweed Main Street online store, which required moving individual Tweed, Mettrum and Bedrocan e-commerce sites offline and the migration of customers to a single database and new e-commerce platform, reduced sales activity over a period of approximately 10 business days in April. Reduced sales activity in the month of April negatively impacted revenues in the first quarter fiscal 2018. In addition, Mettrum growing operations were mostly inactive through thelater half of the fourth quarter fiscal 2017 and first quarter fiscal 2018 while being integrated with new standard operating and quality control procedures resulting in lower availability for sale of Mettrum branded products in the first quarter fiscal 2018

•	Sold 1,830 kilograms and kilogram equivalents; an 86% increase over first quarter fiscal 2017

•	Harvested 5,575 kg, mostly attributed to the Tweed Farms greenhouse harvest, compared to 1,882 kg during the same period last year, representing a 196% increase over first quarter fiscal 2017

•	The weighted average cost per gram of cultivation to harvest and post-harvest costs before shipping and fulfilment was $1.28 per gram. This compares to $1.64 per gram in the first quarter of last year and to $1.46 per gram in the fourth quarter of last year

•	The first quarter gross margin before non-cash gains or losses was $9.0 million or 57% of revenue as compared to $4,205 and 60% of revenue in the same quarter of last year, and 64% for the fourth quarter of fiscal 2017. The first quarter gross margin before non-cash gains or losses includes the costs associated with resetting the Mettrum grow operations and centralizing all shipping and fulfilment activities in Smiths Falls as part of the “one store” implemented in the first quarter, as well as costs associated with subsidiaries that are not yet cultivating or selling cannabis. Excluding these costs totaling $1.4 million, the gross margin before non-cash gains or losses would have been $10.4 million or 66% of revenue

•	Net loss in the first quarter of fiscal 2018 amounted to $4.4 million, or $0.03 per basic and diluted share, compared to a net loss of $3.9 million, or $0.04 per basic and diluted share in the first quarter of fiscal 2017

•	Launched the sale of Canada’s first encapsulated cannabis oil soft gels on June 19, 2017

•	Partners AB Laboratories Inc., Canada’s Island Garden, JWC Ltd, and PUF Ventures Inc. joined our CraftGrow program during quarter; Canada’s Island Garden products released for sale on June 24, 2017

•	On June 24, 2017, announced flowering capacity increases at Smiths Falls and Bowmanville facilities, of 33% and 200%, respectively; Also announced industrial cannabis oil extraction system now operational

•	$115.5 million in cash and cash equivalents at quarter end

Subsequent to First Quarter 2018

•	On July 26, 2017, the Company completed a private placement with one investor (the “Offering”) of common shares (the “Shares”). Pursuant to the Offering, the Company issued 3,105,590 Shares at a price of $8.05 per Share, for aggregate gross and net proceeds of $25 million

•	The Company’s wholly-owned subsidiary Spektrum Cannabis GmbH, successfully passed the first stage of the tender application process to become a licensed producer of medical cannabis in Germany

•	Subsidiary Canopy Rivers entered into funding arrangements to provide growth capital and strategic support to two cannabis producers and applicants regulated pursuant to the ACMPR. The investments totalled $8.0 million and were comprised of convertible debt, subscribed equity and production linked structures.

“Our focus in the first half of calendar 2017 has been preparing our business to lead the legal recreational market that is set to open in Canada in 2018, while continuing to be the clear leader in the ongoing medical market” said Bruce Linton, Chairman & CEO. “Believing business to consumer e-commerce sales will form the backbone of the Canadian cannabis market in 2018 and beyond, we have taken deliberate steps this year to stress our platform and in some cases break it, all as part of a warm up exercise.”

Added Linton, “Recording sales of $1M in a single day earlier this year revealed many points in our sales, fulfillment and shipping infrastructure that needed strengthening. With many customers asking to be able to access all products under the canopy, it made perfect sense for us to transition, in April, from multiple, single brand sites to the Tweed Main Street marketplace. Bringing all products of our many leading brands together under one roof, to provide a shopping experience similar to what customers expect in many other markets, has strengthened our leadership position.”

“Earlier this year we undertook a strain cultivation planning effort, the direct result of which has been a wave of dried cannabis products coming into Tweed Main Street that began in the first quarter. The next wave, in oil supply, has begun and we expect it to grow in the fall as the capacity of our new oil extraction system reaches the market. Lastly, with the addition of Canada’s first soft gel caps and cannabis from our first CraftGrow partner, Canada’s Island Garden, the ramp of products available through Tweed Main Street is just beginning,” concluded Linton.

First Quarter Fiscal 2018 Revenue Review

Revenue for the first quarter fiscal 2018 was $15.9 million, an 8% increase over the fourth quarter fiscal 2017 in which revenue was $14.7 million and an increase of 127% over the prior year period in which revenue was $7.0 million.

First Quarter Fiscal 2018 Product Sales Review

During the first quarter fiscal 2018, Canopy Growth sold 1,830 kilograms and kilogram equivalents at an average price of $7.96 per gram, up from 984 kilograms and kilogram equivalents at an average price of $7.09 per gram during the prior year period.

First Quarter Fiscal 2018 Weighted Average Cost per Gram

Canopy Growth is introducing a revised presentation of the weighted average per gram costs. The new presentation identifies:

i)	Costs to harvest (from cloning to harvest) include all of the cash operating costs including principally growing labour, utilities such as hydro and water, grow nutrients, rent, and allocated overheads;

ii)	Post-harvest costs include all cash operating costs associated with trimming, milling, drying, conversion to oils and gel caps, lab services and testing, and allocated overheads; and

iii)	Cost per Gram for Shipping and Fulfillment includes all cash operating costs associated with labour for pre-packaging and dispensing and order fulfilment and shipping along with package materials such as bottles, boxes, and labels, as well as all shipping costs and allocated overheads. In addition, royalties paid under licensing arrangements are included in the cost per gram for shipping and fulfilment.

Weighted Average Cost per Gram Information		Three Months Ended
	June 30, 2017	March 31, 2017	Dec. 31, 2016	Sept. 30, 2016	June 30, 2016
Cost per Gram to Harvest	$0.76	$0.87	$0.87	$0.99	$1.10
Post Harvest Cost per Gram	$0.51	$0.60	$0.54	$0.71	$0.54

Cost per Gram before shipping and fulfilment	$1.28	$1.46	$1.41	$1.70	$1.64
Cost per Gram for Shipping and Fulfilment	$1.50	$1.44	$1.17	$1.01	$1.01

Weighted Average Cost per Gram	$2.78	$2.90	$2.58	$2.71	$2.65

The weighted average cost per gram decreased compared to the fourth quarter of last year primarily due to improving efficiencies in pre and post-harvest activities partially offset by higher fulfilment costs. The increase over the same quarter last year was primarily due to higher fulfilment costs, primarily in packaging, as well as royalties paid on select strains.

In the first quarter fiscal 2018, the combined weighted average cost per gram of cultivation to harvest and post-harvest costs, and not including shipping and fulfilment costs, was $1.28 per gram. This compares to $1.64 per gram in the same period last year and to $1.46 per gram in the fourth quarter of last year. The cost per gram to point of harvest was $0.76 per gram, the fourth consecutive quarter when the cost to point of harvest was less than $1 per gram.

The total weighted average cost per gram to produce, harvest and sell cannabis, including cost per gram for shipping and fulfillment in the first quarter fiscal 2018 was $2.78 as compared to $2.65 in the same quarter of last year and $2.90 in the fourth quarter of fiscal 2017.

First Quarter Fiscal 2018 Gross Margin Review

The first quarter gross margin before non-cash gains or losses was $9.0 million or 57% of revenue as compared to $4,205 and 60% of revenue in the same quarter of last year, and 64% for the fourth quarter of fiscal 2017. The first quarter gross margin before non cash gains or losses includes the costs associated with resetting the Mettrum grow operations and centralizing all shipping and fulfilment activities in Smiths Falls as part of the “one store” implemented in the first quarter, as well as costs associated with subsidiaries that are not yet cultivating or selling cannabis. Excluding these costs totaling $1.4 million, the gross margin before non-cash gains or losses would have been $10.4 million or 66% of revenue.

First Quarter Fiscal 2018 Operating Expense Review

Sales and marketing expenses in the first quarter fiscal 2018 were $6.4 million, or 40% of revenue, including three months of Mettrum operations amounting to an increase of $2.2 million. In comparison, sales and marketing expenses were $2.3 million or 32% of revenue in the same period last year. These expenditures are consistent with the Company’s view that early-mover advantage and strong brand recognition are essential to the Company’s successful ongoing customer acquisition strategy. These costs represent a strategic investment, which management believes will have a future benefit in customer acquisition and retention. Further, the Company is making these investments to aggressively seek new domestic and international business opportunities to build for the future.

General and Administrative (“G&A”) expenses in the first quarter fiscal 2018 and 2017 were $7.5 million, or 47% of revenue, and $2.9 million, or 41% of revenue, respectively. These costs include three months of Mettrum operations amounting to an increase of $1.6 million, higher audit and professional services fees of $0.7 million and higher employee compensation costs due to increased staff levels. G&A expenses during the quarter also included extensive use of consultants and advisory services while expanding and commercializing the Company’s operations, facility costs, and compliance costs associated with meeting Health Canada requirements, as well as other public company related expenses including related professional fees.

Fourth Quarter and Fiscal Year 2018 Earnings Review

Net loss in the first quarter of fiscal 2018 amounted to $4.4 million, or $0.03 per basic and diluted share, including the net non-cash effects of the IFRS accounting for biological assets and inventory which combined to a gain of $10.7 million. In the comparative period last year, the net loss of $3.9 million, or $0.04 per basic and diluted share including net non-cash effects of the IFRS accounting for biological assets and inventory which combined to a loss of $0.8 million.

First Quarter Fiscal 2018 Balance Sheet Review

At June 30, 2017, the Company’s cash and cash equivalents totaled $115.5 million, representing an increase of $13.6 million from March 31, 2017. The increase from the end of fiscal 2017 was mainly due to cash held by a controlled subsidiary, Canopy Rivers, amounting to $55.7 million. During the first quarter fiscal 2018, Canopy Rivers raised $36.2 million in an offering and the Company advanced $20.0 million in the subsidiary.

Inventory at June 30, 2017 amounted to $65.5 million (March 31, 2017 - $46.0 million) and biological assets amounted to $9.3 million (March 31, 2017 - $14.7 million), together totaling $74.8 million (March 31, 2017 - $60.7 million). At June 30, 2017, the Company held 10,715 kilograms of dry cannabis and 2,683 L of cannabis oils, ranging from concentrated resins, or refined oil, to finished oil. Included in the dry cannabis quantities was 1,235 kilograms available for sale in the Company’s online stores, 2,974 kilograms in process of finishing or awaiting approval for sale and 6,506 kilograms held for extraction. With the commissioning of the new AES industrial capacity extraction equipment and approval of soft gel capsules by Health Canada, the dry cannabis inventory held for extraction is expected to be converted to oils and capsules by the end of calendar 2017.

The Unaudited Condensed Interim Consolidated Financial Statements and Management’s Discussion and Analysis documents for the three months ended June 30, 2017 have been filed with SEDAR and are available on www.sedar.com. The basis of financial reporting in the Unaudited Condensed Interim Consolidated Financial Statements and Management’s Discussion and Analysis documents is in thousands of Canadian dollars, unless otherwise indicated.

Webcast and Conference Call Information

Canopy Growth will host a conference call and audio webcast with Bruce Linton, CEO and Tim Saunders, CFO at 8:30 AM Eastern Time today.

Webcast Information

A live audio webcast will be available at:

http://event.on24.com/r.htm?e=1479057&s=1&k=8A5FD05045655D0E0CBE2EBE71E7AFFD

Calling Information

Toll Free Dial-In Number: 1-888-231-8191

International Dial-In Number (647) 427-7450

Conference ID: 64439345

Replay Information

A replay of the call will be accessible by telephone until 11:59 PM ET on November 14, 2017.

Toll Free Dial-in Number: 1-855-859-2056

Replay Password: 64439345

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation. Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED	June 30,	March 31,
(Expressed in CDN $000’s)	2017	2017
		(As restated )
Assets
Current assets
Cash and cash equivalents	$115,494	$101,800
Restricted short-term investments	550	550
Amounts receivable	6,481	5,815
Biological assets	9,283	14,725
Inventory	65,486	45,981
Prepaid expenses and other assets	4,617	3,735

	201,911	172,606
Assets classified as held for sale	6,180	6,180

	208,091	178,786
Property, plant and equipment	103,842	96,270
Intangible assets	159,019	162,263
Goodwill	271,497	241,371
Other assets	1,214	—

	$743,663	$678,690

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$13,417	$15,386
Deferred revenue	708	588
Current portion of long-term debt	1,691	1,691

	15,816	17,665
Long-term debt	8,223	8,639
Deferred tax liability	36,027	35,924
Other long-term liabilities	738	766

	60,804	62,994

Commitments and contingencies
Shareholders’ equity
Share capital	652,451	621,541
Other reserves	28,176	23,415
Accumulated other comprehensive loss	604	198
Deficit	(33,750)	(29,426)

Equity attributable to Canopy Growth Corporation	647,481	615,728

Non-controlling interests	35,378	(32)

Total equity	682,859	615,696

	$743,663	$678,690

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

UNAUDITED	June 30,	June 30,
(Expressed in CDN $000’s except share amounts)	2017	2016
Revenue	$15,873	$6,984

Inventory production costs expensed to cost of sales	6,848	2,779

Gross margin before non-cash (gains) losses	9,025	4,205
Fair value changes in biological assets included in inventory sold	11,000	3,875
Unrealized gain on changes in fair value of biological assets	(21,670)	(3,115)

Gross margin	19,695	3,445

Sales and marketing	6,405	2,260
Research and development	133	403
General and administration	7,493	2,850

Operating expenses before the undernoted	14,031	5,513
Acquisition-related costs	836	—
Share of loss in equity investments	—	220
Share-based compensation expense	2,881	888
Share-based compensation expense related to acquisition milestones	1,130	—
Depreciation and amortization	5,057	911

Operating expenses	23,935	7,532

Loss from operations	(4,240)	(4,087)

Interest income (expense)	19	(47)
Other expense, net	(120)	—
Increase in fair value of acquisition consideration related liabilities	—	(12)

Other expenses	(101)	(59)

Net loss before income taxes	(4,341)	(4,146)

Income tax (expense) recovery	(103)	197

Net loss after income taxes	$(4,444)	$(3,949)

Net loss attributable to:
Canopy Growth Corporation	$(4,324)	$(3,949)
Non-controlling interests	(120)	—

	$(4,444)	$(3,949)

Earnings per share, basic and diluted
Net loss per share:	$(0.03)	$(0.04)
Weighted average number of outstanding common shares:	163,884,269	103,663,724

CANOPY GROWTH CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED JUNE 30, 2017 AND 2016

UNAUDITED	June 30,	June 30,
(Expressed in CDN $000’s)	2017	2016
Net inflow (outflow) of cash related to the following activities:
Operating
Net loss after income taxes	$(4,444)	$(3,949)
Items not affecting cash:
Depreciation of property, plant and equipment	1,735	837
Amortization of intangible assets	3,322	74
Share of loss in equity investments	—	220
Fair value changes in biological assets included in inventory sold	11,000	3,875
Unrealized gain on changes in fair value of biological assets	(21,670)	(3,115)
Share-based compensation	3,958	975
Loss on disposal of property, plant and equipment	143	—
Income tax expense (recovery)	103	(197)
Increase in fair value of acquisition consideration related liabilities	—	12
Changes in non-cash operating working capital items	(6,539)	(2,503)

Net cash used in operating activities	(12,392)	(3,771)

Investing
Purchases of property, plant and equipment and assets in process	(9,749)	(3,706)
Purchases of intangible assets and intangibles in process	(34)	—
Net cash outflow on acquisition of subsidiaries	(391)	—

Net cash used in investing activities	(10,174)	(3,706)

Financing
Proceeds from issuance of shares in subsidiary, net of share issue costs of $1,425	35,255	—
Proceeds from issuance of common shares	—	11,506
Proceeds from exercise of stock options	1,511	659
Proceeds from exercise of warrants	—	126
Payment of share issue costs	(90)	(790)
Increase in capital lease obligations	—	260
Repayment of long-term debt	(416)	(154)

Net cash provided by financing activities	36,260	11,607

Net cash inflow	13,694	4,130
Cash and cash equivalents, beginning of year	101,800	15,397

Cash and cash equivalents, end of year	$115,494	$19,527

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/August2017/14/c1955.html

%SEDAR: 00029461E

For further information: Tyler Burns, Investor Relations, Canopy Growth Corporation, Tyler.burns@canopygrowth.com, 1-855-558-9333 ex 122; Jordan Sinclair, Director of Communications, Jordan@canopygrowth.com, 613-769-4196; Director: Bruce Linton, tmx@tweed.com, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 06:30e 14-AUG-17